SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 28721; File No. 812-13594]

Cohen & Steers Advantage Income Realty Fund, et al.; Notice of Application

May 8, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 18(a)(1)(A) and (B) of the Act.

Applicants: Cohen & Steers Advantage Income Realty Fund, Inc., Cohen & Steers Global Income Builder, Inc., Cohen & Steers Premium Income Realty Fund, Cohen & Steers Quality Income Realty Fund, Inc., Cohen & Steers REIT and Preferred Income Fund, Inc., Cohen & Steers REIT and Utility Income Fund, Inc., Cohen & Steers Select Utility Fund, Inc. and Cohen & Steers Worldwide Realty Income Fund, Inc. (each, a "Fund" and collectively, "Funds").

Summary of Application: Applicants request an order ("Order") granting an exemption from sections 18(a)(1)(A) and (B) of the Act for a period from the date of the Order until October 31, 2010. The Order would permit each Fund to issue or incur debt subject to asset coverage of 200% that would be used to refinance the Fund's auction preferred shares ("APS Shares") issued prior to February 1, 2008 that are outstanding at the time such post-Order debt is issued or incurred. The Order also would permit each Fund to declare dividends or any other distributions on, or purchase, capital stock during the term of the Order, provided that any such debt has asset coverage of at least 200% after deducting the amount of such transaction.

Filing Dates: The application was filed on October 27, 2008, and amended on March 26, 2009 and May 7, 2009. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 pm on May 29, 2009, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090. Applicants: c/o Francis C. Poli, Esq., Cohen & Steers Capital Management, 280

Park Avenue, New York, NY 10017.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or Julia

Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

      1.   Each of the Funds is organized as a Maryland corporation and is a non-

diversified, closed-end management investment company registered under the Act. Each Fund is

advised by Cohen & Steers Capital Management, Inc. and has issued and outstanding a class of

common shares and a class of one or more series of APS Shares.

2.	Applicants state that the Funds issued their outstanding APS Shares for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of their investment objectives. Applicants state that, through the use of leverage, the Funds seek to enhance the investment return available to the holders of their common shares by earning a rate of return from securities that are purchased from the proceeds of APS Share offerings that exceeds the dividend rate that the applicants pay to holders of the APS Shares. Applicants represent that APS shareholders are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution, or winding up of the relevant Fund before any distribution or payment to holders of the Fund's common shares. Applicants also state that dividends declared and payable on APS Shares have a similar priority over dividends declared and payable on the Funds' common shares. In addition, applicants state that APS Shares are "perpetual" securities and are not subject to mandatory redemption by a Fund so long as the Fund meets certain asset coverage tests. Further, applicants state that APS Shares are redeemable at each Fund's option.

3.	Applicants state that prior to February 2008, dividend rates on the APS Shares for each dividend period were set at the market clearing rate determined through an auction process that brought together bidders, who sought to buy APS Shares, and holders of APS Shares, who sought to sell their APS Shares. Applicants explain that if an auction fails to clear (because of an imbalance of sell orders over bids), the dividend payment rate over the next dividend period was set at a specified maximum applicable rate (the "Maximum Rate") determined by reference to a short-term market interest rate. Applicants state that an unsuccessful auction is not a default; the relevant Fund continues to pay dividends to all holders of APS Shares, but at the specified

Maximum Rate rather than a market clearing rate. Prior to February 2008, the Maximum Rate had never been triggered due to failed auctions for any of the Funds.

4. Applicants state that if investors did not purchase all of the APS Shares tendered for sale at an auction prior to the failure of the auction market, dealers would enter into the auction and purchase any excess shares to prevent the auction from failing. Applicants represent that APS Shares traded successfully in the auction market with, so far as the applicants are aware, very few exceptions for approximately twenty years. Applicants believe that investors invested short-term cash balances in APS Shares believing they were safe, short-term, liquid investments and, in many situations, the equivalent of cash.

5. Applicants state that in February 2008, the financial institutions that historically provided "back stop" liquidity for the APS Share auction markets stopped participating in APS Share auctions and the auctions began to fail. Applicants state that, beginning in February 2008, all of the Funds have experienced unsuccessful auctions due to an imbalance between buy and sell orders. Applicants believe that there is no established secondary market that would provide holders of APS Shares with the liquidation preference of $25,000 per share. Applicants state that three of the eight Funds to date have redeemed, or have publicly announced the redemption of, approximately 80%, 83% and 52%, respectively, of their APS Shares with borrowings from a secured credit facility with the Funds' custodian and/or with cash proceeds from the sale of portfolio securities. The other five Funds have redeemed, or publicly announced the redemption of approximately 85%, 83%, 78%, 71% and 56% of their APS Shares, respectively, with borrowings from a secured credit facility with a third party and with cash proceeds from the sale of portfolio securities. The Funds were, and are, prohibited from redeeming all of their APS Shares because they would not have the 300% asset coverage required by section 18(a)(1) of the

Act after a full redemption of the APS Shares. Applicants state that there is currently no reliable mechanism for holders of APS Shares to obtain liquidity, and believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of APS shareholders and creating severe hardship for many investors.

6.   Applicants seek relief for the period from the date of any Order until October 31, 2010 ("Exemption Period") to facilitate temporary borrowings by the Funds that would enhance their ability to provide a liquidity solution to the holders of their APS Shares in the near term while also seeking a more permanent form of replacement leverage that complies in full with the asset coverage requirements of Section 18 of the Act.[1] Because of the limited availability of debt financing in the current, severely constrained capital markets, the applicants believe that the negotiation, execution and closing of borrowing transactions to replace all or a portion of the leverage currently represented by the Funds' outstanding APS Shares, might take, at a minimum, several months following the issuance of the Order. Applicants further state that it is uncertain when, or if, the Funds will be able to issue a new type of preferred stock to replace borrowings, or how quickly the securities and capital markets will return to conditions that would enable the Funds to achieve compliance with the asset coverage requirements that would apply in the absence of the Order. Given the uncertainty and the current and continuing unsettled state of the securities and capital markets, the applicants believe that the Exemption Period is reasonable and appropriate. Any refinancing of APS Shares would be subject to the Funds' negotiation of agreements with acceptable counterparties, any necessary approval of changes to each Fund's

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[1] Applicants state that the requested relief would be beneficial to the Funds' common shareholders because in each case in which a Fund will redeem APS Shares, the cost of replacement leverage, over time, is expected to be lower than or equal to the total cost of APS Shares if they remained outstanding.

fundamental investment policies and approval of such arrangements by the Fund's board of directors ("Board").

Applicants' Legal Analysis:

1.   Section 18(a)(1)(A) of the Act provides that it is unlawful for any registered closed-end investment company to issue any class of senior security representing indebtedness, or to sell such security of which it is the issuer, unless the class of senior security will have an asset coverage of at least 300% immediately after issuance or sale. Section 18(a)(2)(A) of the Act provides that it is unlawful for any registered closed-end investment company to issue any class of senior security that is a stock, or to sell any such security of which it is the issuer, unless the class of senior security will have an asset coverage of at least 200% immediately after such issuance or sale.[2]

2.   Section 18(a)(1)(B) prohibits a closed-end fund from declaring a dividend or other distribution on, or purchasing, its own capital stock unless its outstanding indebtedness will have an asset coverage of at least 300% immediately after deducting the amount of such dividend, distribution or purchase price.[3] Section 18(a)(2)(B) prohibits a closed-end fund from declaring a dividend or other distribution on, or purchasing, its own common stock unless its

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[2] Section 18(h) of the Act defines asset coverage of a class of senior security representing indebtedness of an issuer as the ratio which the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the issuer. The section defines asset coverage of a class of senior security of an issuer as the ratio which the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the issuer plus the amount the class of senior security would be entitled to on involuntary liquidation.

[3] An exception is made for the declaration of a dividend on a class of preferred stock if the senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration after deduction of the amount of such dividend. See section 18(a)(1)(B) of the Act. Further, section 18(g) of the Act provides, among other things, that "senior security," for purposes of section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

outstanding preferred stock will have an asset coverage of at least 200% immediately after

deducting the amount of such dividend, distribution or purchase price.

3.	Section 6(c) of the Act provides, in relevant part, that the Commission, by order

upon application, may conditionally or unconditionally exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions from any provision of the

Act if and to the extent necessary or appropriate in the public interest and consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.	Applicants request that the Commission issue an Order under section 6(c) of the

Act to exempt each Fund from the 300% asset coverage requirements set forth in sections

18(a)(1)(A) and (B) of the Act. Specifically, the Funds seek relief from the section 18 asset

coverage requirements for senior securities representing indebtedness for the Exemption Period

to permit the Funds to refinance any APS Shares[4] issued prior to February 1, 2008 that are

outstanding at the time of the Order with debt subject, on a temporary basis, to the 200% asset

coverage requirement for stock, rather than the 300% asset coverage that would ordinarily apply

under section 18 to senior securities representing indebtedness, (a) when they incur that debt, and

(b) when they declare dividends or any other distributions on, or purchase, their capital stock,

after deduction of the amount of such dividend, distribution or purchase price. Applicants state

that, except as permitted under the requested Order, if issued, the Funds would meet all of the

asset coverage requirements of section 18(a) of the Act. In addition, applicants state that within

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[4] For purposes of the Order, the Applicants' refinancings of APS Shares also include any refinancings of post-Order debt entered into for the purpose of redeeming APS Shares outstanding at the time the Funds entered into such post-Order debt (and not any other debt). In connection with the reorganization of one or more Funds with another Fund, the Funds also would be permitted to refinance their post-Order debt to the extent necessary to permit the surviving Fund to assume or incur borrowings equal to the post-Order debt incurred by the acquired Fund(s). Applicants also request that the Order permit each Fund to refinance any APS Shares issued solely in connection with the reorganization of the Fund (and not for the purpose of incurring additional leverage) with another Fund after the issuance of the Order.

the Exemption Period each Fund that borrows in reliance on the Order will either pay down or refinance the debt so that the Fund would, then and thereafter, comply with the applicable asset coverage requirements (200% for equity or 300% for debt) under section 18 of the Act.

5.   Applicants state that section 18 reflects congressional concerns regarding preferential treatment for certain classes of shareholders, complex capital structures, and the use of excessive leverage. Applicants submit that another concern was that senior securities gave the misleading impression of safety from risk. Applicants believe that the request for temporary relief is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of the Act.

6.   Applicants note that the illiquidity of APS Shares is a unique, exigent situation that is posing urgent, and in some cases devastating, hardships on APS shareholders. Applicants represent that the proposed replacement of the APS Shares with debt would provide additional liquidity for the applicants' APS shareholders while the applicants continue their efforts to obtain a more permanent form of financing that fully complies with the asset coverage requirements of section 18.[5]

7.   Applicants represent that the Order would help avoid the potential harm to common shareholders that could result if the Funds were to deleverage their portfolios in the current difficult market environment or that could result if a reduction in investment return reduced the market price of common shares. Applicants also state that the requested Order would permit the Funds to continue to provide their common shareholders with the enhanced returns that leverage may provide.

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[5] See supra note 2.

8.	Applicants believe that the interests of both classes of the Funds' current investors would be well served by the requested order – the APS shareholders because they may achieve the liquidity that the market currently cannot provide (as well as full recovery of the liquidation value of their shares), and the common shareholders because the cost of the new form of leverage would, over time, be lower than that of the total cost of the APS Shares based on their Maximum Rates and the adverse consequences of deleveraging would be avoided.

9.	Applicants represent that the proposed borrowing would be obtained from banks, insurance companies or qualified institutional buyers (as defined in Rule 144(a)(1) under the Securities Act of 1933) who would be capable of assessing the risk associated with the transaction. Applicants also state that, to the extent the Act's asset coverage requirements were aimed at limiting leverage because of its potential to magnify losses as well as gains, they believe that the proposal would not unduly increase the speculative nature of the Funds' common shares because the relief is temporary and the Funds would be no more highly leveraged if they replace the existing APS Shares with borrowing.[6] Applicants also state that the proposed liquidity solution would not make the Funds' capital structure more complex, opaque, or hard to understand or result in pyramiding or inequitable distribution of control.

10.	Applicants state that the current state of the credit markets, which has affected the APS Shares, is an historic event of unusual severity, which requires a creative and flexible response on the part of both the public and private sectors. Applicants believe that these issues

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[6]	Applicants acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to deleverage, which could be disadvantageous to the portfolio's common shareholders. Applicants therefore state that they regard leveraging through borrowing as potentially a temporary, interim step, with the issuance of new preferred stock as a possible longer-term replacement source of portfolio leverage.

have created an urgent need for limited, quick, thoughtful and responsive solutions. Applicants

believe that the request meets the standards for exemption under section 6(c) of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the

following conditions:

1.   Each Fund that borrows subject to 200% asset coverage under the order will do so

only if such Fund's Board, including a majority of the directors who are not "interested persons"

(as defined in section 2(a)(19) of the Act) ("Independent Directors"), shall have determined that

such borrowings are in the best interests of such Fund, its common shareholders, and the holders

of its APS Shares. Each Fund shall make and preserve for a period of not less than six years

from the date of such determination, the first two years in an easily accessible place, minutes

specifically describing the deliberations by the Board and the information and documents

supporting those deliberations, the factors considered by the Board in connection with such

determination, and the basis of such determination.

2.   Upon expiration of the Exemption Period, each Fund will have asset coverage of

at least 300% for each class of senior security representing indebtedness.

3.   The Board of any Fund that has borrowed in reliance on the Order shall receive

and review, no less frequently than quarterly during the Exemption Period, detailed progress

reports prepared by management (or other parties selected by the Independent Directors)

regarding and assessing the efforts that the Fund has undertaken, and the progress that the Fund

has made, towards achieving compliance with the appropriate asset coverage requirements under

section 18 of the Act by the expiration of the Exemption Period. The Board, including a

majority of the Independent Directors, will make such adjustments as it deems necessary or appropriate to ensure that the Fund comes into compliance with section 18 of the Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Fund will make and preserve minutes describing these reports and the Board's review, including copies of such reports and all other information provided to or relied upon by the Board, for a period of not less than six years from the date of such determination, the first two years in an easily accessible place.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary